December 22, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Mary Mast, Senior Staff Accountant

Re:	Horizon Pharma plc

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 13, 2014

File No: 1-35238

Dear Ms. Mast:

We represent Horizon Pharma plc (the “Company”) and are submitting this letter in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated December 18, 2014 (the “Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013.

By this letter the Company is requesting an extension of time to January 16, 2015 to provide a response to the Letter. The Company respectfully advises the Staff that it is working with internal accounting and management personnel as well as the Company’s independent auditing firm and outside legal counsel to prepare the response. The Company is requesting additional time to respond due to the holiday season and the resulting difficulty in coordinating discussion among appropriate individuals at the Company and its outside advisors.

Should you have any questions regarding this request, please contact me at (858) 550-6034 or Paul Hoelscher, the Company’s Chief Financial Officer, at (224) 383-3263.

Sincerely,

/s/ Sean M. Clayton
Sean M. Clayton

cc:	Tim Walbert, Horizon Pharma plc

Paul Hoelscher, Horizon Pharma plc

L. Kay Chandler, Cooley LLP